Filed by Fibria Celulose S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Fibria Celulose S.A. (Commission File No.: 001-15018)

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (B3: FIBR3 | NYSE: FBR) hereby informs its shareholders and the market in general that, on this date, received from the Brazilian Securities and Exchange Commission (“CVM”) the Official Letter No. 162/2018/CVM/SEP/GEA-4, regarding the administrative procedure related to the claim presented by Tempo Capital Principal Fundo de Investimento em Ações regarding the corporate restructuring involving the Company and Suzano Papel e Celulose S.A., as transcribed below:

“Matter: CVM Procedure 19957.005818/2018-85

Dear Sir,

1. We make reference to the claim presented on 07.06.2018 by Tempo Capital Principal Fundo de Investimento em Ações regarding the corporate restructuring involving Fibria Celulose SA and Suzano Papel e Celulose SA, as disclosed in the material fact of 03.16.2018.

2. In this respect, the questions raised on such claim were analyzed under CVM Procedures No. 19957.007756/2018-46 and No. 19957.007885/2018-34, which addressed the requests for interruption of the calling term for the extraordinary general meeting of Fibria Celulose S.A. called for 09.13.2018.

3. Therefore, based on the conclusion achieved on the mentioned procedures, find below the answers to the questions raised on such claim:

a. the conclusion was that no irregularities were identified on the structure of the transaction, and it was verified that there was no abuse of control or fraud in the case;

b. there would be no obstacle for the decision on the transaction in the General Meetings of Fibria or of the Holding, as occurred on 09.13.2018;

c. there would be no impediment for Fibria’s controlling shareholders to vote, under the terms of §1st of Article 115 of Law No. 6,404/76 [Corporations Law], as no particular benefit or conflicting interest between them and the Company has been characterized; and

d. as per B3’s communication, the transaction would not require a tender offer for the acquisition of the shares, under the terms of Article 40 of Fibria’s By-laws.

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4. Based on the above, we inform that CVM Procedure No. 19957.005818/2018-85 achieved its purpose, and it will be extinct.”

The company reinforces, through the disclosure of the information of this Notice to the Market, its commitment to transparency to its shareholders and investors.

São Paulo, September 19, 2018

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relation Officer

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No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction between Fibria Celulose S.A. (the “Company”) and Suzano Papel e Celulose S.A. (“Suzano”) (the “Proposed Transaction”), the Company and Suzano will file relevant materials with the United States Securities and Exchange Commission (the “SEC”) including a registration statement of Suzano on Form F-4. The Form F-4 (when filed) will contain a prospectus and other documents.  INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SUZANO AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 (when filed) and all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (when filed) all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be made available, free of charge, to U.S. shareholders of the Company on the Company’s website at http://www.fibria.com.br.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements.  These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication.  For example, the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the shares of the Company or Suzano, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of the Company and Suzano to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors.  All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.fibria.com.br and on the SEC’s website at http://www.sec.gov.  The Company’s forward-looking statements are based on assumptions that the Company believes to be reasonable but that may not prove to be accurate.  The Company undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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